04040108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 33 to
Form CB/A

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab Limited ('Tab') disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ('TABCORP'), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ('ASIC') on May 4, 2004 and a flyer entitled '9 good reasons'.*

3. Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*

4. Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*

5. Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*

6. Documents posted to Tab shareholders on July 21, 2004, being one of two different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*

7. Documents posted to certain Tab shareholders on July 30, 2004, being (as appropriate) one of three different letters from the Chairman, a notice of variation extending the offer period and a notice of variation increasing the offer consideration.*

8. Documents posted to certain Tab shareholders on August 5, 2004, being (as appropriate) a letter to continuing Tab shareholders and a letter concerning Australian capital gains tax consequences of any subsequent sale of TABCORP shares received under the bid.*

9. Documents posted to certain Tab shareholders on August 9, 2004, being a letter to those holders of outstanding Tab share enclosing a compulsory acquisition notice.*

Part II – Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ('ASX') since its annual financial report for the year ended June 30, 2003 was

---

* Previously furnished.

** Furnished herewith.

lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB Limited ('UNiTAB') for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*

T. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*

U. ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer

* Previously furnished.

** Furnished herewith.

Conditions'.*

V. ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*

W. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 24, 2004.*

X. ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*

Y. Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*

Z. ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*

AA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*

BB. ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

CC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*

DD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*

EE. ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*

FF. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*

GG. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*

HH. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*

II. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*

JJ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*

KK. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*

---

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

LL. ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

MM. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

NN. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 16, 2004.*

OO. ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

PP. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 21, 2004.*

QQ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*

RR. ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

SS. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*

TT. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.*

UU. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

VV. ASX Announcement by TABCORP dated July 1, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

WW. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 2, 2004.*

XX. ASX Announcement by TABCORP dated July 2, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Remaining Offer Conditions'.*

YY. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 5, 2004.*

ZZ. ASX Announcement by TABCORP dated July 5, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

AAA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 6, 2004.*

BBB. ASX Announcement by TABCORP dated July 6, 2004 entitled 'TABCORP takes

---

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

management control of Tab Limited'.*

CCC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 7, 2004.*

DDD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 8, 2004.*

EEE. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 12, 2004.*

FFF. ASX Announcement dated July 13, 2004 entitled '*Corporations Act 2001* (Cth) – Notice under section 630(3)'.*

GGG. ASX Announcement by TABCORP dated July 13, 2004 entitled 'Post 2012 Review of Victorian Gambling Licences'.*

HHH. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 14, 2004.*

III. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 16, 2004.*

JJJ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 19, 2004.*

KKK. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 20, 2004.*

LLL. ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Determination of the Share Component of the Bid Consideration'.*

MMM. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 21, 2004.*

NNN. ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

OOO. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 22, 2004.*

PPP. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 26, 2004.*

QQQ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 27, 2004.*

RRR. ASX Announcement by TABCORP dated July 27, 2004 entitled 'TABCORP receives acceptances for 90% of Tab Limited'.*

---

* Previously furnished.

** Furnished herewith.

SSS. ASX Announcement by TABCORP dated July 30, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Variation of Offer Consideration'.*

TTT. ASX Announcement by TABCORP dated August 2, 2004 entitled 'Notification of Substantial Shareholding'.*

UUU. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 3, 2004.*

VVV. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 5, 2004.*

WWW. ASX Announcement by TABCORP dated August 5, 2004 entitled 'Closing Date for Bid and Details Concerning Bid Consideration'.*

XXX. ASX Announcement by TABCORP dated August 6, 2004 entitled 'Compulsory Acquisition Notice'.*

YYY. ASX Announcement by TABCORP dated August 6, 2004 entitled 'A New Dawn for Thoroughbred Racing'.*

ZZZ. ASX Announcement by TABCORP dated August 9, 2004 entitled 'Notice Under Listing Rule 17.4'.*

AAAA. ASX Announcement by TABCORP dated August 9, 2004 entitled 'Issue of Ordinary Shares Pursuant to the Off-Market Takeover Bid for Tab Limited'.**

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

* Previously furnished.

** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________

Peter Caillard
Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: ______________________

Peter Caillard
Director

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*	
2	Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled '9 good reasons'.*	
3	Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*	
4	Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*	
5	Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*	
6	Documents posted to Tab shareholders on July 21, 2004, being one of two different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*	
7	Documents posted to certain Tab shareholders on July 30, 2004, being (as appropriate) one of three different letters from the Chairman, a notice of variation extending the offer period and a notice of variation increasing the offer consideration.*	
8	Documents posted to certain Tab shareholders on August 5, 2004, being (as appropriate) a letter to continuing Tab shareholders and a letter concerning Australian capital gains tax consequences of any subsequent sale of TABCORP shares received under the bid.*	
9	Documents posted to certain Tab shareholders on August 9, 2004, being a letter to those holders of outstanding Tab share enclosing a compulsory acquisition notice.*	
A	Bidder's Statement lodged with ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP for the year ended	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
	June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*	
R	ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*	
S	ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*	
T	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
U	ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*	
V	ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*	
W	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
X	ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*	
Y	Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*	
Z	ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*	
AA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*	
BB	ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
CC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*	
DD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*	
EE	ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*	
FF	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*	
GG	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*	
HH	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*	
II	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*	
JJ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*	
KK	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*	
LL	ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*	
MM	ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
NN	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 16, 2004.*	

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

Exhibit	Description	Page
OO	ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
PP	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 21, 2004.*	
QQ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*	
RR	ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
SS	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*	
TT	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.*	
UU	ASX Announcement by TABCORP dated June 29, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
VV	ASX Announcement by TABCORP dated July 1, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd Acceptance-Related Information'.*	
WW	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 2, 2004.*	
XX	ASX Announcement by TABCORP dated July 2, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Remaining Offer Conditions'.*	
YY	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 5, 2004.*	
ZZ	ASX Announcement by TABCORP dated July 5, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*	
AAA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 6, 2004.*	
BBB	ASX Announcement by TABCORP dated July 6, 2004 entitled 'TABCORP takes management control of Tab Limited'.*	
CCC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 7, 2004.*	
DDD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 8, 2004.*	
EEE	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 12, 2004.*	
FFF	ASX Announcement dated July 13, 2004 entitled '*Corporations Act 2001* (Cth) – Notice under section 630(3)'.*	
GGG	ASX Announcement by TABCORP dated July 13, 2004 entitled 'Post 2012 Review of Victorian Gambling Licences'.*	
HHH	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 14, 2004.*	
III	Form 604 'Notice of change of interests of substantial holder'	

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

Exhibit	Description	Page
	from TABCORP Investments No.4 Pty Ltd dated July 16, 2004.*	
JJJ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 19, 2004.*	
KKK	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 20, 2004.*	
LLL	ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd Determination of the Share Component of the Bid Consideration'.*	
MMM	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 21, 2004.*	
NNN	ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
OOO	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 22, 2004.*	
PPP	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 26, 2004.*	
QQQ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 27, 2004.*	
RRR	ASX Announcement by TABCORP dated July 27, 2004 entitled 'TABCORP receives acceptances for 90% of Tab Limited'.*	
SSS	ASX Announcement by TABCORP dated July 30, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Variation of Offer Consideration'.*	
TTT	ASX Announcement by TABCORP dated August 2, 2004 entitled 'Notification of Substantial Shareholding'.*	
UUU	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 3, 2004.*	
VVV	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 5, 2004.*	
WWW	ASX Announcement by TABCORP dated August 5, 2004 entitled 'Closing Date for Bid and Details Concerning Bid Consideration'.*	
XXX	ASX Announcement by TABCORP dated August 6, 2004 entitled 'Compulsory Acquisition Notice'.*	
YYY	ASX Announcement by TABCORP dated August 6, 2004 entitled 'A New Dawn for Thoroughbred Racing'.*	
ZZZ	ASX Announcement by TABCORP dated August 9, 2004 entitled 'Notice Under Listing Rule 17.4'.*	
AAAA	ASX Announcement by TABCORP dated August 9, 2004 entitled 'Issue of Ordinary Shares Pursuant to the Off-Market Takeover Bid for Tab Limited'.**	14

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

Exhibit AAAA

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

9 August 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP HOLDINGS LIMITED
ISSUE OF ORDINARY SHARES PURSUANT TO THE OFF-MARKET TAKEOVER BID FOR TAB LIMITED

TABCORP Holdings Limited (***TABCORP***) previously announced on 5 April 2004 the application for quotation of up to a maximum of 99,611,020 ordinary shares in TABCORP (***TABCORP Shares***) pursuant to the terms of a takeover bid (the ***Bid***) by a wholly owned subsidiary of TABCORP for all the issued ordinary shares in Tab Limited.

The purpose of this announcement is to keep the market informed of changes in the company's issued capital made in accordance with the application for quotation referred to above.

TABCORP has made the following allotments, which have been officially quoted by the ASX;

- 2,600,000 TABCORP Shares allotted on 29 July 2004
- 528,616 TABCORP Shares allotted on 3 August 2004
- 63,952,766 TABCORP Shares allotted on 5 August 2004

Following the allotment of the above three tranches of TABCORP Shares there will be a total of 490,564,843 TABCORP Shares on issue.

TABCORP Shares will continue to be progressively issued in relation to the Bid as further consideration is provided to former Tab Limited shareholders.

Peter Caillard
Company Secretary
TABCORP Holdings Limited